

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

<u>Via E-mail</u>
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE:** **China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **File No. 1-34065**

Dear Mr. Feng:

We have completed our review of your filings. We remind you that our comments, and changes to disclosure in response to our comments, do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief